Exhibit 4.3

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

References to “we,” “us,” or “our” and the “Company” refer to GrandSouth Bancorporation, a South Carolina corporation.

This summary does not purport to be complete and is subject to and is qualified in its entirety by reference to our articles of incorporation, as amended (“Articles of Incorporation”), and our amended and restated bylaws (“Bylaws”), each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) of which this Exhibit 4.3 is a part. We encourage you to read our Articles of Incorporation and Bylaws, and the applicable provisions of the South Carolina Business Corporation Act (the “SCBCA”).

General

Our Articles of Incorporation authorize the issuance of capital stock consisting of 20,000,000 shares of common stock, no par value per share, and 20,000,000 shares of preferred stock, no par value per share. This Exhibit 4.3 only applies to our common stock; however, our common stock is subject to certain preferential rights of our preferred stock as described in the Articles of Incorporation.

Pursuant to the provisions of the SCBCA, any outstanding shares of capital stock of the Company reacquired by it would be considered authorized but unissued shares. The authorized but unissued shares of our common stock and preferred stock are available for general purposes, including, but not limited to, the possible issuance as stock dividends, use in connection with mergers or acquisitions, cash dividend reinvestments, stock purchase plans, public or private offerings, or our equity compensation plans. Except as may be required to approve a merger or other transaction in which additional authorized shares of common stock would be issued, no shareholder approval will be required for the issuance of these shares.

Common Stock

General

Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is quoted on OTC Markets Group’s QTCQX Best Market tier under the symbol “GRRB.”

Voting Rights

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of common shareholders, including the election of directors. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any additional series of our preferred stock.

There is no cumulative voting in the election of directors. The holders of a majority of the votes cast by our common shareholders can elect all of the directors then standing for election by the common shareholders. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of a greater number of affirmative votes under applicable South Carolina law or our Articles of Incorporation. Our Articles of Incorporation and Bylaws provide certain provisions that may limit shareholders’ ability to effect a change in control as described below under the section entitled “Anti-Takeover Effects of Certain Articles of Incorporation and Bylaws Provisions.”

Dividends, Liquidation and Other Rights

We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations imposed by law. Holders of shares of common stock are entitled to receive dividends only when, as and if approved by our board of directors from funds legally available for the payment of dividends. The holders of our preferred stock have priority over the holders of common stock with respect to dividends as described in our Articles of Incorporation in that the preferred shareholders are entitled to receive dividends in a per share amount equal to 105% of that declared on the shares of common stock.

Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any series of our preferred stock that may then be outstanding.

Holders of our shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Our board of directors may issue additional shares of our common stock without the approval of our shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, located at 1 State Street 30th Floor, New York, NY 10004-1561.

Anti-Takeover Effect of Certain Articles of Incorporation and Bylaws Provisions

Our Articles of Incorporation and Bylaws, in addition to the SCBCA, contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. Several of these provisions are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our board of directors.

The following description of certain provisions of our Articles of Incorporation and Bylaws that may have anti-takeover effects is a summary only and is subject to, and is qualified by reference to, applicable provisions of our Articles of Incorporation and our Bylaws as well as applicable provisions of the SCBCA.

Factors to be Considered in Certain Transactions

Our Articles of Incorporation require our board of directors, when considering whether a proposed plan of merger, consolidation, exchange, or sale of all, or substantially all, of the assets of the Company, to consider the interests of the Company’s employees and the communities in which the Company and its subsidiaries do business in addition to the interests of the Company’s shareholders.

Authorized but Unissued Preferred Stock

The authorization of the preferred stock could have the effect of making it more difficult or time-consuming for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change of control. Shares of the preferred stock may also be sold to third parties that indicate that they would support the board of directors in opposing a hostile takeover bid. The availability of the preferred stock could have the effect of delaying a change of control and of increasing the consideration ultimately paid to our shareholders. Our board of directors may authorize the issuance of preferred stock for capital-raising activities, acquisitions, joint ventures or other corporate purposes that have the effect of making an acquisition of us more difficult or costly, as could also be the case if the board of directors were to issue additional common stock for such purposes.

Supermajority Shareholder Approval Required for Certain Transactions

Our Articles of Incorporation provide that any plan of merger, consolidation or exchange or any plan for the sale of all or substantially all of the assets of the Company that has not been adopted by at least two-thirds of the full board of directors must be approved by the affirmative vote of holders of 80% of the outstanding shares of the Company.

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Business Combinations with Interested Shareholders

The South Carolina business combination statute provides that a 10% or greater shareholder of a South Carolina corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. This law is very broad in its scope and is designed to inhibit unfriendly acquisitions, but it does not apply to corporations whose articles contain a provision electing not to be covered by the law. Our Articles of Incorporation do not contain such a provision and, in fact, expressly provide that the business combination statute applies to the Company, but our Articles of Incorporation could be amended to include such an opt-out provision.

Advance Notice Requirement for Shareholder Proposals and Director Nominations

Our Bylaws establish advance notice procedures with regard to shareholder proposals, generally providing that, in connection with an annual meeting of shareholders, a shareholder must submit notice of such shareholder’s proposal not less than 30 or more than 60 days in advance of the annual meeting. In connection with any such notice, a shareholder must provide certain information, including: (i) a description of the business desired to be brought before the annual meeting (including the specific proposal(s) to be presented) and the reasons for conducting such business at the annual meeting; (ii) the name and record address of the shareholder proposing such business; (iii) the class and number of shares of the Company that are owned of record, and the class and number of shares of the Company that are held beneficially, but not held of record, by the shareholder as of the record date for the meeting, if such date has been made publicly available, or as of a date within ten days of the effective date of the notice by the shareholder if the record date has not been made publicly available; and (iv) any interest of the shareholder in such business. We may reject a shareholder proposal that is not made in accordance with the procedures set forth in our Bylaws. These provisions could reduce the likelihood that a third party would propose business to be brought before an annual meeting.

Our Bylaws also establish advance notice procedures with regard to shareholder director nominations, providing that such nominations must be made in writing to the secretary of the Company no later than 90 days in advance of the annual meeting. Each such notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. We may reject a shareholder director nomination that is not made in accordance with the procedures set forth in our Bylaws. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on our board of directors.

Exclusive Forum Provision

Our Bylaws contain an exclusive forum provision. Under such provision, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Company to the Company or its shareholders, (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the South Carolina Business Corporation Act or our Articles of Incorporation or Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine shall be the United States District Court for the District of South Carolina, Greenville Division (or, if such court shall not have jurisdiction a state court located within the State of South Carolina). This exclusive forum bylaw is intended to assist us in avoiding costly and unnecessary sometimes lawyer-driven litigation, where multiple lawsuits are being filed in multiple jurisdictions regarding the same matter. By limiting the ability of third parties and our shareholders to file lawsuits relating to intra-corporate disputes in the forum of their choosing, this exclusive forum bylaw could increase the costs to a plaintiff of bringing such a lawsuit and could have the effect of deterring such lawsuits, which could include potential takeover-related lawsuits. This exclusive forum bylaw does not apply to actions arising under the Securities Act or Exchange Act and we will provide investors written disclosure confirming that this provision does not apply to such actions in future periodic filings with the SEC.

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